Exhibit 99.6

CONSENT OF QUALIFIED PERSON

I, Christopher Jacobs, consent to the public filing of the technical report titled "Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico" and dated 22 July, 2011 (the "Technical Report") by Kimber Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release dated 8 June, 2011 of Kimber Resources Inc.

I certify that I have read the news release dated 8 June, 2011 filed by Kimber Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of July, 2011

/s/ Christopher Jacobs	[seal of Christopher Jacobs, CEng, MIMMM]
Christopher Jacobs, CEng, MIMMM

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